Exhibit 5.2

Consent of Blake, Cassels & Graydon LLP

July 9, 2010

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada M5L1A2

Dear Sirs and Mesdames:

Re: Canadian Imperial Bank of Commerce

We have acted as Canadian counsel to Canadian Imperial Bank of Commerce (the “Bank”) in connection with the filing of a Registration Statement on Form F-9 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Act”), for the registration of U.S.$8,000,000,000 principal amount of debt securities of the Bank.

We acknowledge that we are referred to under the heading “Limitations on Enforcement of U.S. Laws Against CIBC, its Management and Others” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act.

Yours truly,

/s/ Blake, Cassels & Graydon LLP